Exhibit 99.3

8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Special Meeting of Shareholders to be held on Tuesday, January 31, 2023

   This Form of Proxy is solicited by and on behalf of Management.

    Notes to proxy

1.

Every holder has the right to appoint some other holder of their choice, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a holder other than the Management Nominees whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.

If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.	This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4.	If a date is not inserted in the space provided on the reverse of this proxy, it will be deemed to bear the date on which it was mailed to the holder by Management.

5.

The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, and the proxy appoints the Management Nominees listed on the reverse, this proxy will be voted as recommended by Management.

6.

The securities represented by this proxy will be voted in favour, or withheld from voting, or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for. If you have specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.

This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Special Meeting and Management Information Circular or other matters that may properly come before the meeting or any adjournment or postponement thereof, unless prohibited by law.

8. This proxy should be read in conjunction with the accompanying documentation provided by Management.	- - - Fold

Proxies submitted must be received by 10:00 a.m. (Vancouver Time) on Friday, January 27, 2023.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

• Call the number listed BELOW from a touch tone telephone.	• Go to the following web site: www.investorvote.com	• You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com.
1-866-732-VOTE (8683) Toll Free	• Smartphone? Scan the QR code to vote now.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management Nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

01VDBD

Appointment of Proxyholder
I/We being holder(s) of securities of Pan American Silver Corp. (the “Company”) hereby appoint: Michael Steinmann, or failing this person, Delaney Fisher (the “Management Nominees”)	OR	Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the holder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and on all other matters that may properly come before the Special Meeting of shareholders of the Company to be held at Oceanview Suite, Pan Pacific Vancouver, 300 – 999 Canada Place, Vancouver, British Columbia, V6C 3B5, on Tuesday, January 31, 2023 at 10:00 a.m. (Vancouver Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. Share Issuance Resolution

To consider and, if thought appropriate, to pass an ordinary resolution approving the issuance of up to 156,923,287 common shares of Pan American Silver Corp. (“Pan American”) as consideration in respect of an arrangement involving Pan American, Agnico Eagle Mines Limited (“Agnico”) and Yamana Gold Inc. (“Yamana”) under the Canada Business Corporations Act, pursuant to which Pan American will acquire all of the issued and outstanding common shares of Yamana, and Yamana will sell its Canadian assets, including certain subsidiaries and partnerships which hold Yamana’s interests in the Canadian Malartic mine, to Agnico. The complete text of this resolution is set out in Schedule B to the accompanying management information circular of Pan American dated December 20, 2022.			----- Fold

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Signature of Proxyholder	Signature(s)	Date

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, and the proxy appoints the Management Nominees, this Proxy will be voted as recommended by Management.		MM / DD / YY

P A A Q	3 4 6 3 7 5	A R 0

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